                                           SECURITIES AND EXCHANGE COMMISSION
                                                 Washington, D.C. 20549

                                                      SCHEDULE 13G
                                        Under the Securities Exchange Act of 1934
                                                   (Amendment No. 23)*

                                                     Name of Issuer
                                                 BALDOR ELECTRIC COMPANY

                                              Title of Class of Securities
                                                      COMMON STOCK

                                                      CUSIP Number
                                                       057741-10-0

* The  remainder  of this cover  page shall be filled out for a  reporting  person's  initial  filing on this form with  respect to the subject class of securities,  and for any subsequent amendment  containing  information which would alter the disclosures provided in a prior cover page.

The  information  required in the  remainder  of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the  liabilities  of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                       Page 1 of 5

CUSIP No.  057741-10-0

1.        Name of reporting persons:                                            Roland S. Boreham, Jr.

          S.S. or I.R.S. identification no. of above persons:                   ###-##-####

2.        Check the appropriate box if a member of a group
          (See Instructions):

                                                                                (a)      __________

                                                                                (b)      __________

3.        SEC use only:                                                                  __________

4.        Citizenship or place of organization:                                 U.S. Citizen

Number of shares beneficially owned by each reporting person with (5-8):

5.        Sole voting power:                                                    1,424,214  shares

6.        Shared voting power:                                                  185,573    shares

7.        Sole dispositive power:                                               1,421,826  shares

8.        Shared dispositive power:                                             187,961    shares

9.        Aggregate amount beneficially
          owned by each reporting person:                                       1,609,787  shares

10.       Check if the aggregate amount in row (9)
          excludes certain shares (see instructions):                           ________

11.       Percent of class represented by amount in row (9):                    4.7%

12.       Type of reporting person (see instructions):                          IN

                                                       Page 2 of 5

Item 1             (a)    Name of issuer:                                       Baldor Electric Company

                   (b)    Address of issuer's
                          principal executive offices:                          5711 R.S. Boreham, Jr. Street
                                                                                Fort Smith, AR 72901

Item 2             (a)    Name of person filing:                                Roland S. Boreham, Jr.

                   (b)    Address of principal business office,
                          if none, residence:                                   5711 R. S. Boreham, Jr. Street
                                                                                Fort Smith, AR 72908

                   (c)    Citizenship:                                          United States

                   (d)    Title of class of securities:                         Common Stock

                   (e)    CUSIP number:                                         057741-10-0

Item 3             If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                   (a)    __________         Broker or Dealer registered under Section 15 of the Act.

                   (b)    __________         Bank as defined in section 3(a)(6) of the Act.

                   (c)    __________         Insurance Company as defined in section 3(a)(19) of the Act.

                   (d)    __________         Investment Company registered under section 8 of the
                                             Investment Company Act.

                   (e)    __________         Investment Advisor registered under section 203 of the
                                             Investment Advisers Act of 1940.

                   (f)    __________         Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                                             1974 or Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F).

                   (g)    __________         Parent Holding Company, in accordance with
                                             Sec. 240.13d-1 (b)(ii)(G) (Note: See Item 7).

                   (h)    __________         Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H).

                                                       Page 3 of 5

Item 4             Ownership:

                   If the percent of the class owned, as of December 31 of the year covered by the statement or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                   (a)    Amount Beneficially Owned:                                     Not Applicable

                   (b)    Percent of Class:                                              Not Applicable

                   (c)    Number of shares as to which such person has:

                          (i)       sole power to vote or
                                    to direct the vote:                                  Not Applicable

                          (ii)      shared power to vote or
                                    to direct the vote:                                  Not Applicable

                          (iii)     sole power to dispose or
                                    to direct the disposition of:                        Not Applicable

                          (iv)      shared power to dispose or
                                    to direct the disposition of:                        Not Applicable

Item 5             Ownership of five percent or less of a class:                         X

Item 6             Ownership of more that five percent on behalf
                   of another person:                                                    Not Applicable

Item 7             Identification and classification of the subsidiary
                   which acquired the security being reported on by
                   the Parent Holding Company:                                           Not Applicable

Item 8             Identification and classification of members of the
                   group:                                                                Not Applicable

Item 9             Notice of dissolution of group:                                       Not Applicable

Item 10            Certification:                                                        Not Applicable

                                                       Page 4 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                                                 February    8   , 2002

Signature:                                            /s/   Roland S. Boreham, Jr.

Name:                                                 Roland S. Boreham, Jr.

Title:                                                Chairman

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